Exhibit 11.01

CONSENT OF INDEPENDENT AUDITOR

We consent to the use in this Offering Statement on Form 1-A of Nomyx Technology Labs Inc. of our report dated September 21, 2026, relating to the financial statements of Nomyx Technology Labs Inc., which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, changes in stockholders’ equity, and cash flows for the year ended December 31, 2025 and for the period from inception (August 29, 2024) through December 31, 2024, and the related notes to the financial statements, appearing in the Offering Statement.

We also consent to the reference to our firm under the caption “Experts” in the Offering Statement.

/s/ Wahl Street Accountancy Corporation

Irvine, California

September 21, 2026